Exhibit 99.1

The9 Limited

Unaudited Financial Information as of and for the Six Months Ended June 30, 2017

In compliance with Nasdaq Stock Market Rule 5250(c)(2), The9 Limited (the “Company”) hereby furnishes its unaudited consolidated statement of income for the six months ended June 30, 2017 and its unaudited consolidated balance sheet as of June 30, 2017.

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Six months ended June 30,
	2016	2017	2017
	RMB	RMB	US$
			(Note)
Revenues:
Online game services	20,655,337	14,764,789	2,177,922
Other revenues	2,392,933	998,950	147,353

	23,048,270	15,763,739	2,325,275
Sales taxes	(61,508)	(4,478)	(661)

Total net revenues	22,986,762	15,759,261	2,324,614
Cost of revenues	(28,335,686)	(10,022,806)	(1,478,443)

Gross profit (loss)	(5,348,924)	5,736,455	846,171

Operating expenses:
Product development	(43,825,469)	(24,644,352)	(3,635,235)
Sales and marketing	(11,383,633)	(5,438,769)	(802,261)
General and administrative	(42,786,711)	(67,495,956)	(9,956,184)
Impairment on equipment, intangible assets, other assets and allowance (reversal of allowance) of long-term receivable	(68,003,805)	—	—

Total operating expenses	(165,999,618)	(97,579,077)	(14,393,680)
Other operating income	163,642	175,880	25,944

Loss from operations	(171,184,900)	(91,666,742)	(13,521,565)
Impairment on goodwill	(10,561,857)	—	—
Impairment on available-for-sale investment	(244,798,058)	—	—
Interest income (expenses), net	(33,073,698)	(42,754,204)	(6,306,581)
Fair value change on warrants liability	37,249,592	3,843,386	566,930
Gain on disposal of equity investee and available-for-sale investment	—	115,349	17,015
Other income (expenses), net	(2,217,574)	7,574,538	1,117,304

Loss before income tax expense and share of loss in equity method investments	(424,586,495)	(122,887,673)	(18,126,897)
Income tax expense	—	—	—
Share of loss in equity method investments	(29,955,544)	(1,472,283)	(217,173)

Net loss for the period	(454,542,039)	(124,359,956)	(18,344,070)
Net loss attributable to noncontrolling interest	(45,277,123)	(8,122,462)	(1,198,127)
Net loss attributable to redeemable noncontrolling interest	(7,072,359)	(2,458,427)	(362,637)

Net loss attributable to The9 Limited	(402,192,557)	(113,779,067)	(16,783,306)
Change in redemption value of redeemable noncontrollling interest	(37,863,439)	(35,759,965)	(5,274,876)

Net loss attributable to holders of ordinary shares	(440,055,996)	(149,539,032)	(22,058,182)

Other comprehensive income (loss):
Currency translation adjustments	(1,314,419)	731,780	107,943

Total comprehensive loss	(455,856,458)	(123,628,176)	(18,236,127)
Comprehensive loss attributable to:
Noncontrolling interest	(53,853,568)	(4,221,606)	(622,720)
Redeemable noncontrolling interest	(7,072,359)	(2,458,427)	(362,637)
The9 Limited	(394,930,531)	(116,948,143)	(17,250,770)
Net loss attributable to holders of ordinary shares per share
- Basic	(18.46)	(6.25)	(0.92)

- Diluted	(18.46)	(6.25)	(0.92)

Weighted average number of shares outstanding
- Basic	23,836,873	23,915,501	23,915,501

- Diluted	23,836,873	23,915,501	23,915,501

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.7793, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2017.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$

	As of December 31, 2016 RMB	As of June 30, 2017 RMB	As of June 30, 2017 US$
			(Note)
Assets
Current Assets:
Cash and cash equivalents	38,878,076	3,438,289	507,175
Accounts receivable, net of allowance for doubtful accounts of RMB992,010 and RMB992,010 as of December 31, 2016 and June 30, 2017, respectively	8,607,120	3,192,885	470,976
Advances to suppliers	9,085,165	8,846,741	1,304,964
Prepayments and other current assets	11,625,716	12,238,574	1,805,286
Amounts due from related parties	19,842,139	21,245,601	3,133,893

Total current assets	88,038,216	48,962,090	7,222,294
Investments in equity investees	163,037,501	156,334,806	23,060,612
Property, equipment and software, net	26,765,824	23,795,130	3,509,969
Land use right, net	66,431,476	65,471,021	9,657,490
Other long-lived assets, net	6,618,977	6,654,002	981,518

Total Assets	350,891,994	301,217,049	44,431,883

Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term bank borrowing	107,517,367	80,071,079	11,811,113
Accounts payable	37,038,856	37,069,027	5,467,973
Other taxes payable	283,994	1,588,874	234,371
Advances from customers	26,711,967	25,838,574	3,811,393
Amounts due to related parties	107,203,023	136,180,412	20,087,680
Deferred revenue	15,921,873	16,667,289	2,458,556
Refund of game points	169,998,682	169,998,682	25,076,141
Warrants	16,357,737	12,514,351	1,845,965
Interest payables	412,626	1,201,066	177,167
Accrued expense and other current liabilities	92,302,898	86,839,858	12,809,561

Total current liabilities	573,749,023	567,969,212	83,779,920
Long-term borrowing	35,141,459	37,037,897	5,463,381
Convertible notes	197,284,836	231,401,001	34,133,465

Total Liabilities	806,175,318	836,408,110	123,376,766

Redeemable noncontrolling interest	246,771,133	280,072,671	41,312,919
Ordinary shares (US$0.01 par value; 23,915,501 and 23,915,501 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	1,931,642	1,931,642	284,932
Additional paid-in capital	2,525,599,832	2,533,370,592	373,692,061
Statutory reserves	28,071,982	28,071,982	4,140,838
Accumulated other comprehensive income (loss)	2,582,023	(587,053)	(86,595)
Accumulated deficit	(2,897,802,287)	(3,011,581,354)	(444,231,902)

The9 Limited shareholders’ equity (deficit)	(339,616,808)	(448,794,191)	(66,200,666)
Noncontrolling interest	(362,437,649)	(366,469,541)	(54,057,136)

Total shareholder’s equity (deficit)	(702,054,457)	(815,263,732)	(120,257,802)

Total liabilities, redeemable noncontrolling interest and equity (deficit)	350,891,994	301,217,049	44,431,883

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.7793, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2017.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including the CrossFire brand new shooting mobile game, Audition mobile, Knight Forever, Q Jiang San Guo and Wildlands God of War.